NEWS RELEASE

Alderon Announces Adoption of Advance Notice Policy

May 8, 2014	(TSX: ADV) (NYSE MKT: AXX)

Alderon Iron Ore Corp. (TSX: ADV) (NYSE MKT: AXX) ("Alderon" or the “Company”) announces the approval by its board of directors of an advance notice policy (the “Policy”), which, among other things, includes a provision that requires advance notice to the Company in circumstances where nominations of persons for election to the board of directors are made by shareholders of the Company other than pursuant to: (i) a “proposal” made in accordance with Division 7 of the Business Corporations Act (British Columbia) (the “Act”); or (ii) a requisition of the shareholders made in accordance with section 167 of the Act.

Among other things, the Policy fixes a deadline by which holders of record of common shares of Alderon must submit director nominations to the Corporate Secretary of the Company prior to any annual or special meeting of shareholders at which directors are to be elected, and sets forth the specific information that a shareholder must include in the written notice to the Corporate Secretary of Alderon for an effective nomination to occur. No person will be eligible for election as a director of the Company unless nominated in accordance with the provisions of the Policy.

In the case of an annual meeting of shareholders, notice to the Company must be made not less than 30 nor more than 65 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting is to be held on a date that is less than 40 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement.

In the case of a special meeting of shareholders (which is not also an annual meeting), notice to the Company must be made not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made.

The Policy is effective and in full force and effect as of May 7, 2014.  In accordance with the terms of the Policy, the Policy will be put to shareholders of the Company for approval at the next Annual General Meeting (“AGM”) which is scheduled for June 19, 2014, and if the Policy is not confirmed at the meeting by ordinary resolution of the shareholders, the Policy will terminate and be of no further force and effect following the termination of the AGM.

The full text of the Policy is available via SEDAR at www.sedar.com.

About Alderon

Alderon is a leading iron ore development company in Canada with offices in Montreal, Vancouver, St. John’s and Labrador City.  The Kami Project, owned 75% by Alderon and 25% by Hebei Iron & Steel Group Co. Ltd. (“HBIS”) through The Kami Mine Limited Partnership, is located within Canada’s premier iron ore district and is surrounded by four producing iron ore mines. Its port handling facilities are located in Sept-Iles, the leading iron ore port in North America.  The Alderon team is comprised of skilled professionals with significant iron ore expertise to advance Kami towards production. HBIS is Alderon’s strategic partner in the development of the Kami Project and China’s largest steel producer.

For more information on Alderon, please visit our website at www.alderonironore.com.

ALDERON IRON ORE CORP.
On behalf of the Board
"Mark J Morabito"
Executive Chairman

Montreal Office	Vancouver Office
T: 514-281-9434	T: 604-681-8030
F: 514-281-5048	F: 604-681-8039

E: info@alderonironore.com
www.alderonironore.com

For further information please call:
Evelyn Cox
1-604-681-8030 ext 223 or 1-888-990-7989

Cautionary Note Regarding Forward-Looking Information

This press release contains "forward-looking information" within the meaning of the U.S. Private Securities Litigation Reform Act and Canadian securities laws concerning anticipated developments and events that may occur in the future. Forward-looking information contained in this press release include, but are not limited to, statements with respect to the development of the Kami Project.

In certain cases, forward-looking information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information contained in this press release is based on certain factors and assumptions regarding, among other things, receipt of governmental and other approvals,  the estimation of mineral reserves and resources, the realization of resource estimates, iron ore and other metal prices, the timing and amount of future exploration and development expenditures, the estimation of initial and sustaining capital requirements, the estimation of labour and operating costs, the availability of necessary financing and materials to continue to explore and develop the Kami Project in the short and long-term, the progress of exploration and development activities, the receipt of necessary regulatory approvals, the estimation of insurance coverage, and assumptions with respect to currency fluctuations, environmental risks, title disputes or claims, and other similar matters. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include risks inherent in the exploration and development of mineral deposits, including risks relating to changes in project parameters as plans continue to be redefined including the possibility that mining operations may not commence at the Kami Property, risks relating to variations in mineral resources, grade or recovery rates resulting from current exploration and development activities, risks relating to the ability to access rail transportation, sources of power and port facilities, risks relating to changes in iron ore prices and the worldwide demand for and supply of iron ore and related products, risks related to increased competition in the market for iron ore and related products and in the mining industry generally, risks related to current global financial conditions, uncertainties inherent in the estimation of mineral resources, access and supply risks, reliance on key personnel, operational risks inherent in the conduct of mining activities, including the risk of accidents, labour disputes, increases in capital and operating costs and the risk of delays or increased costs that might be encountered during the development process, regulatory risks, including risks relating to the acquisition of the necessary licences and permits, financing, capitalization and liquidity risks, including the risk that the financing necessary to fund the exploration and development activities at the Kami Project may not be available on satisfactory terms, or at all, risks related to disputes concerning property titles and interest, risks related to disputes with Aboriginal groups, environmental risks, and the additional risks identified in the “Risk Factors” section of the Company’s Annual Information Form for the most recently completed financial year, which is included in its Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (the “SEC”) or other reports and filings with applicable Canadian securities regulators and the SEC. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information is made as of the date of this press release. Except as required by applicable securities laws, the Company does not undertake any obligation to publicly update or revise any forward-looking information.